Exhibit 99.1

Dangdang Announces Unaudited Fourth Quarter and Fiscal Year 2014 Results

Net income in Q4 increased 51% year-over-year to RMB32.8 million

Mobile orders accounted for 31% of total orders in Q4

Beijing, China, March 31, 2015 -- E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter and Fiscal Year 2014 Highlights

•	Net Income for the fourth quarter of 2014 was RMB32.8 million ($5.3 million), or 1.3% of total net revenues, representing an increase of 51.4% from RMB21.7 million in the fourth quarter of 2013, or 1.1% of total net revenues.

•	Total net revenues for the fourth quarter of 2014 were RMB2,505.0 million ($403.7 million), a 27.0% increase from the corresponding period in 2013. Gross Merchandise Value (“GMV”) from the marketplace in the fourth quarter of 2014 was RMB2,247.1 million ($362.2 million), a 61.2% increase from the corresponding period in 2013. The combination of product revenue from principal business and GMV from the marketplace reached RMB4,662.3 million ($751.4 million) and grew 42.7% year-over-year.

•	Dangdang had approximately 9.8 million active customers including approximately 3.7 million new customers, in the fourth quarter of 2014, representing increases of 10% and 20%, respectively, from the corresponding period in 2013. Total orders for the fourth quarter of 2014 were approximately 20.4 million, a 13% increase from the corresponding period in 2013.

•	Mobile orders accounted for 31% of total orders for the fourth quarter of 2014, compared to 13% for the corresponding period in 2013.

•	Total net revenues in fiscal year 2014 were RMB7,957.0 million ($1,282.4 million), a 25.8% increase from 2013.

•	Net income in fiscal year 2014 was RMB88.1 million ($14.2 million), compared to a net loss of RMB142.9 million in 2013.

•	GMV from the marketplace in fiscal year 2014 was RMB6,608.3 million ($1,065.1 million), a 76.9% increase from 2013.

“2014 was a year of great progress on all fronts. We grew the top line by a healthy rate and posted a full year of profitability. Our principal business is thriving and the third party marketplace continues to perform well. We strengthened our position as the dominant player in China’s books and media market while improving our gross margin. We have a fresh new brand image and slogan ‘dare to do, and dare to be’ which reflects our commitment to offering authentic, high-quality products to earn our customers’ trust and recognition. We continue to enjoy strong growth momentum in Mobile Dangdang,” said Ms. Peggy Yu Yu, Executive Chairwoman of Dangdang.

“From incurring a loss of RMB142.9 million in 2013 to realizing a profit of RMB88.1 million in 2014, the RMB231.0 million turnaround was remarkable especially given our heavy spending in marketing and our investment in digital books and mobile technology. In 2015, we will continue to develop our principal and marketplace businesses and with our significant market share in China’s book industry, we intend to push aggressively in digital content and ebooks to increase customer stickiness. We will also invest heavily in mobile technology and mobile marketing to ride the wave of customer migration into the mobile world. With five consecutive quarters of profitability, we are confident in our ability to deliver strong results,” Ms. Peggy Yu Yu concluded.

Fourth Quarter 2014 Results

Dangdang’s total net revenues in the fourth quarter of 2014 were RMB2,505.0 million ($403.7 million), a 27.0% increase from the corresponding period in 2013.

Media product revenue for the fourth quarter of 2014 was RMB1,455.2 million ($234.5 million), representing a 21.8% increase from the corresponding period in 2013. General merchandise revenue for the fourth quarter of 2014 was RMB960.0 million ($154.7 million), representing a 41.7% increase from the corresponding period in 2013. Other revenue including revenue from third-party merchants for the fourth quarter of 2014 was RMB89.7 million ($14.5 million), representing a 9.7% decrease from the corresponding period in 2013, primarily due to a decline in shipping revenue from third-party merchants.

Dangdang had approximately 9.8 million active customers including approximately 3.7 million new customers, in the fourth quarter of 2014, representing increases of 10% and 20%, respectively, from the corresponding period in 2013. Total orders for the fourth quarter of 2014 were approximately 20.4 million, a 13% increase from the corresponding period in 2013.

Gross margin in the fourth quarter of 2014 was 17.1%, compared to 17.6% in the fourth quarter of 2013 and 18.9% in the third quarter of 2014. The year-over-year and quarter-over-quarter decreases in gross margin were due to a larger contribution of general merchandise sales as a percentage of total net revenues and a decline in shipping revenue from third-party merchants.

Fulfillment expenses which include warehousing, shipping and customer service expenses, were RMB219.7 million ($35.4 million), representing 8.8% of total net revenues, compared to 9.4% in the corresponding period in 2013 and 10.1% in the third quarter of 2014. The year-over-year and quarter-over-quarter decreases in fulfillment expenses as a percentage of total net revenues were primarily due to larger order size.

Marketing expenses were RMB119.2 million ($19.2 million), representing 4.8% of total net revenues, compared to 4.2% in the corresponding period in 2013 and 5.5% in the third quarter of 2014. The year-over-year increase in marketing expenses as a percentage of total net revenues reflected increased investment in advertising and marketing programs to build awareness of Dangdang’s newer destination categories. The quarter-over-quarter decrease as a percentage of total net revenues was primarily due to significant investments to promote mobile Dangdang and online and offline marketing programs to build awareness of Dangdang’s newer destination categories in the third quarter of 2014.

Technology and content expenses were RMB64.0 million ($10.3 million), representing 2.6% of total net revenues, compared to 2.0% in the corresponding period in 2013 and 2.8% in the third quarter of 2014. The year-over-year increase in technology and content expenses as a percentage of total net revenues was primarily due to increased headcount to support the expansion of mobile Dangdang. The quarter-over-quarter decrease as a percentage of total net revenues was primarily due to operating leverage.

General and administrative expenses were RMB46.5 million ($7.5 million), representing 1.9% of total net revenues, compared to 2.3% in the corresponding period in 2013 and 2.0% in the third quarter of 2014. The year-over-year and quarter-over-quarter decreases in general and administrative expenses as a percentage of total net revenues were primarily due to larger scale and improved management efficiency.

Government grants and value-added tax refunds were RMB43.1 million ($6.9 million) representing 1.7% of total net revenues, compared to 0.6% in the corresponding period in 2013 and 2.2% in the third quarter of 2014. The year-over-year increase as a percentage of total net revenues was primarily due to refunds of value added tax on books that was paid in 2013.

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Share-based compensation expenses, which were allocated to related expense line items, were RMB2.2 million ($0.4 million) in the fourth quarter of 2014, compared to RMB3.2 million in the corresponding period in 2013, representing a 30.7% decrease.

Dangdang recorded operating income of RMB22.5 million ($3.6 million) in the fourth quarter of 2014, representing a 217.0% increase from RMB7.1 million in the corresponding period in 2013.

Operating income excluding share-based compensation expenses (non-GAAP) was RMB24.7 million ($4.0 million), representing a 140.2% increase from RMB10.3 million in the corresponding period in 2013.

Net income was RMB32.8 million ($5.3 million), representing a 51.4% increase from RMB21.7 million in the corresponding period in 2013.

Net income excluding share-based compensation expenses (non-GAAP) was RMB35.0 million ($5.6 million), representing a 40.9% increase from RMB24.9 million in the corresponding period in 2013.

Net margin was 1.3%, compared to 1.1% in the corresponding period in 2013. Non-GAAP net margin was 1.4%, compared to a non-GAAP net margin of 1.3% in the corresponding period in 2013.

Diluted earnings per ADS was RMB0.39 ($0.06), compared to RMB0.26 in the corresponding period in 2013.

Non-GAAP diluted earnings per ADS was RMB0.42 ($0.07), compared to RMB0.30 in the corresponding period in 2013.

As of December 31, 2014, Dangdang had cash and cash equivalents, restricted cash, short-term time deposits and held-to-maturity investments of RMB1,399.0 million ($225.5 million), compared to RMB1,213.5 million as of December 31, 2013. As of December 31, 2014, Dangdang had no bank loans.

Capital expenditures for the fourth quarter of 2014 were RMB26.7 million ($4.3 million).

Fiscal Year 2014 Results

Total net revenues in fiscal year 2014 were RMB7,957.0 million ($1,282.4 million), representing a 25.8% increase from 2013.

Media product revenue in 2014 was RMB5,036.0 million ($811.7 million), representing a 24.3% increase from 2013. General merchandise revenue in 2014 was RMB2,599.4 million ($418.9 million), representing a 30.3% increase from 2013. Other revenue including revenues from third-party merchants in 2014 was RMB321.5 million ($51.8 million), representing a 15.1% increase from 2013.

Dangdang had about 24.3 million active customers and 13.3 million new customers in 2014, representing 16% and 24% increases from 2013, respectively. Total orders in 2014 were approximately 72.1 million, a 13% increase from 2013.

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Gross margin in the fiscal year 2014 was 18.5%, compared to 17.4% in 2013 due to strong gross margin contribution from books and media products, and the increase in other revenue, representing the sustained scaling of the marketplace.

Fulfillment expenses which include warehousing, shipping and customer service expenses, were RMB775.5 million ($125.0 million), representing 9.7% of total net revenues, compared to 11.5% in 2013. The decrease as a percentage of total net revenues was primarily due to larger order size.

Marketing expenses were RMB374.2 million ($60.3 million), representing 4.7% of total net revenues, compared to 4.1% in 2013. The increase as a percentage of total net revenues was primarily due to increased investment in advertising and marketing programs to build awareness of Dangdang’s newer destination categories and to promote mobile Dangdang.

Technology and content expenses were RMB208.2 million ($33.6 million), representing 2.6% of total net revenues, compared to 2.8% in 2013. The decrease as a percentage of total net revenues was primarily due to operating leverage.

General and administrative expenses were RMB165.3 million ($26.6 million), representing 2.1% of total net revenues, compared to 2.4% in 2013. The decrease as a percentage of total net revenues was primarily due to larger scale and improved management efficiency.

Government grants and value-added tax refunds were RMB113.8 million ($18.3 million), representing 1.4% of total net revenues, compared to 0.3% in 2013. The increase as a percentage of total net revenues was primarily due to refunds of value added tax on books that were paid in 2013.

Share-based compensation expenses, which were allocated to the related expense line items, were RMB10.4 million ($1.7 million) in 2014, down 6.2% from RMB11.1 million in 2013.

Dangdang recorded operating income of RMB60.3 million ($9.7 million) in the fiscal year 2014, compared to an operating loss of RMB195.5 million in 2013.

Operating income excluding share-based compensation expenses (non-GAAP) was RMB70.7 million ($11.4 million) in the fiscal year 2014, compared to an operating loss excluding share-based compensation expenses (non-GAAP) of RMB184.4 million in 2013.

Net income was RMB88.1 million ($14.2 million), compared to a net loss of RMB142.9 million in 2013.

Net income excluding share-based compensation expenses (non-GAAP) was RMB98.5 million ($15.9 million), compared to a net loss excluding share-based compensation expenses (non-GAAP) of RMB131.8 million in 2013.

Net margin was 1.1%, compared to a net margin of negative 2.3% in 2013. Non-GAAP net margin was 1.2%, compared to a non-GAAP net margin of negative 2.1% in 2013.

Diluted earnings per ADS was RMB1.06 ($0.17), compared to a diluted loss per ADS of RMB1.78 in the corresponding period in 2013.

Non-GAAP diluted earnings per ADS was RMB1.18 ($0.19), compared to non-GAAP diluted loss per ADS of RMB1.64 in 2013.

Full year capital expenditures were RMB103.8 million ($16.7 million).

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Outlook for First Quarter 2015

Dangdang expects total net revenues in the first quarter of 2015 to be approximately RMB2.2 billion, representing year-over-year growth of approximately 28%. The Company also expects GMV from its marketplace to grow at a rate of 49% year-over-year to approximately RMB1.77 billion in the first quarter of 2015. This forecast reflects Dangdang's current and preliminary view, which is subject to change.

Adjustment of Previously Announced Unaudited Financial Results

In connection with the preparation of the unaudited financial information for the year ended December 31, 2014, the Company identified that certain transactions recorded in the three-month periods ended June 30, 2014 and September 30, 2014 did not meet all revenue recognition criteria.  Accordingly, the Company’s previously announced unaudited net revenues and cost of revenues for the three-month periods ended June 30, 2014 and September 30, 2014 have been adjusted downward by RMB179.1 million and RMB68.3 million, respectively. These adjustments have no impact to the gross profit or net income for such periods. These adjustments have been reflected in the Company’s unaudited financial results for fiscal year 2014 reported in this release. The adjusted unaudited consolidated statements of comprehensive income (loss) for the three-month periods ended June 30, 2014 and September 30, 2014 appear in the tables at the end of this release, which replace the previously announced unaudited consolidated statements of comprehensive income (loss) for the same periods in their entirety.

Conference Call Information

Dangdang's management will host an earnings conference call on March 31, 2015 at 8:00 AM U.S. Eastern Time (or 8:00 PM on March 31, 2015 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US: +1-845-675-0437

China, Domestic: +400-620-8038

Hong Kong: +852-3018-6771

International: +65-6723-9381

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "Dangdang earnings call."

A replay of the conference call may be accessed by phone at the following number through April 8, 2015:

International: +61-2-8199-0299

Conference ID: 98091668

A live and archived webcast of this conference call will be available at http://ir.dangdang.com through March 31, 2016.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com and through mobile Dangdang, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products, among others. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping experience with prominent destination categories. Dangdang's nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the outlook for the first quarter 2015 and quotations from management in this announcement, as well as Dangdang's strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as non-GAAP financial measures: non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net(loss) income , non-GAAP net margin, non-GAAP diluted (loss) earnings per ADS and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income, non-GAAP net margin and non-GAAP diluted (loss) earnings per ADS as operating (loss) income, operating margin, net (loss) income, net margin and diluted (loss) earnings per ADS excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA as (loss) income before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net (loss) income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact operating (loss) income, operating margin, net (loss) income, and net margin or diluted (loss) earnings per ADS for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to operating (loss) income, operating margin, net (loss) income, and net margin or diluted (loss) earnings per ADS prepared in accordance with U.S. GAAP.

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For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the tables captioned “Non-GAAP operating (loss) income, operating margin and net (loss) income” and “Adjusted EBITDA” at the end of this release.

Investor Contacts:

Tony Hung
Senior Investor Relations Director
E-Commerce China Dangdang Inc.
Phone: +86-10-5799-2301
E-mail: ir@dangdang.com

Sophia Zhou
Investor Relations Director
E-Commerce China Dangdang Inc.
Phone: +86-10-5799-2306
E-mail: ir@dangdang.com

Elaine Ketchmere, CFA
Compass Investor Relations
+1-310-528-3031
Email: eketchmere@compass-ir.com

- Financial Tables Follow

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E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2013	As of December 31, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	353,273	350,946	56,562
Restricted cash	6,964	23,726	3,824
Time deposits with original maturities exceeding three months	853,222	674,363	108,688
Held-to-maturity investments	-	350,000	56,410
Inventories	1,760,904	2,201,170	354,764
Accounts receivable, net	37,446	28,763	4,636
Prepaid expenses and other current assets	328,887	543,180	87,545
Amounts due from related parties	2,691	375	60
Total current assets	3,343,387	4,172,523	672,489

Fixed assets, net	241,805	252,966	40,771
Intangible assets, net	43,316	42,423	6,837
Prepaid expenses and deposits	5,949	14,589	2,351
Total assets	3,634,457	4,482,501	722,448

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,970,651	2,446,848	394,360
Deferred revenue	407,794	627,122	101,074
Accrued expenses and other current liabilities	650,413	704,483	113,542
Amounts due to related parties	3,182	2,237	361
Total current liabilities	3,032,040	3,780,690	609,337

Non-current liabilities	32,724	24,227	3,905
Total liabilities	3,064,764	3,804,917	613,242

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 270,466,820 and 272,092,590 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	201	201	32
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,876,660 shares issued and outstanding as of December 31, 2013 and December 31, 2014)	103	103	17
Additional paid-in capital	1,871,095	1,885,878	303,948
Accumulated other comprehensive loss	(134,939)	(129,948)	(20,944)
Accumulated deficit	(1,166,767)	(1,078,650)	(173,847)
Total shareholders' equity	569,693	677,584	109,206
Total liabilities and shareholders' equity	3,634,457	4,482,501	722,448

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E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share related data)

	Three Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,872,577	2,415,277	389,272
Media	1,195,121	1,455,245	234,543
General merchandise	677,456	960,032	154,729
Other revenue	99,323	89,714	14,459

Total net revenues	1,971,900	2,504,991	403,731

Cost of revenues	(1,623,956)	(2,076,168)	(334,618)

Gross profit	347,944	428,823	69,113

Operating expenses:
Fulfillment	(185,348)	(219,690)	(35,408)
Marketing	(82,807)	(119,176)	(19,208)
Technology and content	(39,241)	(63,993)	(10,314)
General and administrative	(45,493)	(46,506)	(7,495)
Government grants and value-added tax refunds	12,051	43,065	6,941

Total operating expenses, net	(340,838)	(406,300)	(65,484)

Income from operations	7,106	22,523	3,630

Interest income	9,598	12,764	2,057

Interest expense	(240)	-	-

Other income (expenses), net	5,196	(2,488)	(401)

Income before income taxes	21,660	32,799	5,286

Income tax expenses	-	-	-

Net income	21,660	32,799	5,286

Net income attributable to common shareholders	21,660	32,799	5,286

Income per common share:
- Basic	0.05	0.08	0.01
- Diluted	0.05	0.08	0.01

Income per ADS:
- Basic	0.27	0.41	0.07
- Diluted	0.26	0.39	0.06

Income allocated to common shareholders used in income per share/ADS calculation:
- Basic	21,660	32,799	5,286
- Diluted	21,660	32,799	5,286
Shares used in income per common share computation:

Class A common shares:
- Basic	270,351,248	272,009,317	272,009,317
- Diluted	414,771,148	416,206,757	416,206,757
Class B common shares:
- Basic	131,876,660	131,876,660	131,876,660
- Diluted	131,876,660	131,876,660	131,876,660

ADSs used in income per ADS calculation:
- Basic	80,445,582	80,777,195	80,777,195
- Diluted	82,954,230	83,241,351	83,241,351

Other comprehensive loss
Foreign currency translation adjustment, net of taxes	(11,940)	(7,810)	(1,259)

Comprehensive income attributable to common shareholders	9,720	24,989	4,027

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E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands, except share related data)

	Twelve Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	6,045,573	7,635,450	1,230,611
Media	4,050,122	5,036,039	811,662
General merchandise	1,995,451	2,599,411	418,949
Other revenue	279,425	321,513	51,818
Total net revenues	6,324,998	7,956,963	1,282,429
Cost of revenues	(5,224,114)	(6,487,201)	(1,045,547)
Gross profit	1,100,884	1,469,762	236,882
Operating expenses:
Fulfillment	(727,683)	(775,534)	(124,993)
Marketing	(260,988)	(374,227)	(60,314)
Technology and content	(180,158)	(208,214)	(33,558)
General and administrative	(148,919)	(165,284)	(26,639)
Government grants and value-added tax refunds	21,392	113,781	18,338
Total operating expenses, net	(1,296,356)	(1,409,478)	(227,166)
(Loss) income from operations	(195,472)	60,284	9,716
Interest income	30,727	44,839	7,227
Interest expense	(6,042)	-	-
Other income (expenses), net	27,922	(17,006)	(2,741)
(Loss) income before income taxes	(142,865)	88,117	14,202
Income tax expenses	-	-	-
Net (loss) income	(142,865)	88,117	14,202
Net (loss) income attributable to common shareholders	(142,865)	88,117	14,202
(Loss) income per common share:
- Basic	(0.36)	0.22	0.04
- Diluted	(0.36)	0.21	0.03
(Loss) income per ADS:
- Basic	(1.78)	1.09	0.18
- Diluted	(1.78)	1.06	0.17
(Loss) income allocated to common shareholders used in (loss) income per share/ADS calculation:
- Basic	(142,865)	88,117	14,202
- Diluted	(142,865)	88,117	14,202
Shares used in (loss) income per common share computation:
Class A common shares:
- Basic	269,520,110	271,445,384	271,445,384
- Diluted	401,416,715	416,533,054	416,533,054
Class B common shares:
- Basic	131,896,605	131,876,660	131,876,660
- Diluted	131,896,605	131,876,660	131,876,660
ADSs used in (loss) income per ADS calculation:
- Basic	80,283,343	80,664,409	80,664,409
- Diluted	80,283,343	83,306,611	83,306,611
Other comprehensive (loss) income
Foreign currency translation adjustment, net of taxes	(42,873)	4,991	804
Comprehensive (loss) income attributable to common shareholders	(185,738)	93,108	15,006

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Share-based compensation

(In thousands)

	Three Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Share-based compensation expenses included are as follows:
Operating expenses:
Fulfillment	457	573	93
Marketing	128	124	20
Technology and content	222	298	48
General and administrative	2,387	1,218	196
Total	3,194	2,213	357

Share-based compensation

(In thousands)

	Twelve Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)

Share-based compensation expenses included are as follows:
Operating expenses:
Fulfillment	1,755	2,126	343
Marketing	412	509	82
Technology and content	964	1,075	173
General and administrative	7,977	6,707	1,081
Total	11,108	10,417	1,679

(1) This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2046 to US$1.00, the noon buying rate on Dec 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2) Each ADS represents five common shares of the Company.

11

Non-GAAP operating income, operating margin and net income

(In thousands)

	Three Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Income from operations	7,106	22,523	3,630
Share-based compensation expenses	3,194	2,213	357
Non-GAAP operating income	10,300	24,736	3,987

Operating margin	0.4%	0.9%	0.9%
Share-based compensation expenses	0.1%	0.1%	0.1%
Non-GAAP operating margin	0.5%	1.0%	1.0%

Net income	21,660	32,799	5,286
Share-based compensation expenses	3,194	2,213	357
Non-GAAP net income	24,854	35,012	5,643

Non-GAAP operating (loss) income, operating margin and net (loss) income

(In thousands)

	Twelve Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

(Loss) income from operations	(195,472)	60,284	9,716
Share-based compensation expenses	11,108	10,417	1,679
Non-GAAP operating (loss) income	(184,364)	70,701	11,395

Operating margin	-3.1%	0.8%	0.8%
Share-based compensation expenses	0.2%	0.1%	0.1%
Non-GAAP operating margin	-2.9%	0.9%	0.9%

Net (loss) income	(142,865)	88,117	14,202
Share-based compensation expenses	11,108	10,417	1,679
Non-GAAP net (loss) income	(131,757)	98,534	15,881

12

Adjusted EBITDA

(In thousands)

	Three Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Income from operations	7,106	22,523	3,630
Add back:
Depreciation and amortization	12,112	14,249	2,297
Share-based compensation expenses	3,194	2,213	357
Adjusted EBITDA	22,412	38,985	6,284

Adjusted EBITDA

(In thousands)

	Twelve Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
(Loss) income from operations	(195,472)	60,284	9,716
Add back:
Depreciation and amortization	48,929	54,350	8,760
Share-based compensation expenses	11,108	10,417	1,679
Adjusted EBITDA	(135,435)	125,051	20,155

13

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share related data)

	Three Months Ended
	June 30, 2014	September 30, 2014
	RMB	RMB
	(Unaudited)	(Unaudited)
Net revenues
Product revenue*	1,701,177	1,850,662
Media*	1,176,871	1,252,250
General merchandise	524,306	598,412
Other revenue	80,477	83,877

Total net revenues*	1,781,654	1,934,539

Cost of revenues*	(1,423,084)	(1,568,827)

Gross profit	358,570	365,712

Operating expenses:
Fulfillment	(189,779)	(195,290)
Marketing	(81,543)	(106,625)
Technology and content	(47,040)	(53,619)
General and administrative	(41,594)	(39,549)
Government grants and value added tax refunds	15,980	42,468

Total operating expenses, net	(343,976)	(352,615)

Income from operations	14,594	13,097

Interest income	10,426	13,645

Interest expense	-	-

Other income, net	3,801	(2,200)

Income before income taxes	28,821	24,542

Income tax expense	-	-

Net income	28,821	24,542

Net income attributable to common shareholders	28,821	24,542

Income per common share:
- Basic	0.07	0.06
- Diluted	0.07	0.06

Income per ADS:
- Basic	0.36	0.30
- Diluted	0.35	0.29

Income allocated to common shareholders used in income per share/ADS calculation:
- Basic	28,821	24,542
- Diluted	28,821	24,542
Shares used in income per common share computation:

Class A common shares:
- Basic	271,309,522	271,729,455
- Diluted	416,177,972	417,283,285
Class B common shares:
- Basic	131,876,660	131,876,660
- Diluted	131,876,660	131,876,660

ADSs used in income per ADS calculation:
- Basic	80,637,236	80,721,223
- Diluted	83,235,594	83,456,657

Other comprehensive income (loss)
Foreign currency translation adjustment, net of taxes	156	(76)
Unrealized gain on available-for-sale investments, net of taxes	978	-
Transferred to statements of comprehensive income of realized gain on available-for-sale investments, net of taxes	-	(1,493)

Comprehensive income attributable to common shareholders	29,955	22,973

* These line items have been adjusted, as set forth in detail below.

14

(In thousands)

	Previous Announced Amount		Adjusted Amount		Change
	Q2 2014	Q3 2014	Q2 2014	Q3 2014	Q2 2014	Q3 2014
	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Product revenue	1,880,299	1,918,928	1,701,177	1,850,662	(179,122)	(68,266)
Media	1,355,993	1,320,516	1,176,871	1,252,250	(179,122)	(68,266)
Total net revenues	1,960,776	2,002,805	1,781,654	1,934,539	(179,122)	(68,266)

Cost of revenues	(1,602,206)	(1,637,093)	(1,423,084)	(1,568,827)	179,122	68,266
Gross profit	358,570	365,712	358,570	365,712	-	-

Non-GAAP operating income, operating margin and net income

(In thousands)

	Three Months Ended
	June 30, 2014	September 30, 2014
	RMB	RMB
	(Unaudited)	(Unaudited)

Income from operations	14,594	13,097
Share-based compensation expenses	2,890	2,118
Non-GAAP operating income	17,484	15,215

Operating margin	0.8%	0.7%
Share-based compensation expenses	0.2%	0.1%
Non-GAAP operating margin	1.0%	0.8%

Net income	28,821	24,542
Share-based compensation expenses	2,890	2,118
Non-GAAP net income	31,711	26,660

* These line items have been adjusted, as set forth in detail below.

	Q2 2014
	Previous Announced Amount	Adjusted Amount	Change
	(Unaudited)	(Unaudited)

Operating margin	0.7%	0.8%	0.1%
Share-based compensation expenses	0.2%	0.2%	-
Non-GAAP operating margin	0.9%	1.0%	0.1%

15